

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2019

Guy Bowker
Chief Financial Officer
Enstar Group LTD
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

> **Re: Enstar Group Limited**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-33289**

Dear Mr. Bowker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance